Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

April 29, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Sally Samuels

Re:	Post-Effective Amendment No. 13 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 14 to the registration statement under the Investment Company Act of 1940 (the “1940 Act”) of RS Variable Products Trust (the “Registrant”) filed on March 2, 2011 (“Amendment No. 13/14”) (the “Registration Statement”) (File Nos. 333-135544 and 811-21922)

Dear Ms. Samuels:

This letter responds to comments provided orally by you to the undersigned on March 25, 2011, relating to Amendment No. 13/14. Amendment No. 13/14 relates to each series (each, a “Fund,” and collectively, the “Funds”) of the Registrant. For convenience of reference, the Securities and Exchange Commission (“Commission”) staff’s comments have been summarized before each response.

General

1.	Comment: Please confirm supplementally that the missing information regarding operating expenses, expense limitations, expense examples, average annual total returns, best and worst quarters, and financial highlights will be included in the Registration Statement no later than the effective date of Amendment No. 13/14.

Response: The Registrant confirms that the requested information will be included in the Registration Statement no later than the effective date of Amendment No. 13/14.

2.	Comment: Please confirm supplementally that the Registrant will not be delivering summary prospectuses for the Funds pursuant to Rule 498 under the Securities Act.

Response: The Registrant confirms that it will not be delivering summary prospectuses for the Funds.

3.	Comment: Please confirm supplementally that the Registrant will endeavor to incorporate into the Registration Statement any applicable changes made to the registration statement of RS Investment Trust based on comments expected to be provided by the Commission’s staff to the registration statement of RS Investment Trust.

Response: The Registrant confirms that it will endeavor to incorporate into the Registration Statement any applicable changes made to the registration statement of RS Investment Trust based on comments expected to be provided by the Commission’s staff to the registration statement of RS Investment Trust, provided that such comments to the registration statement of RS Investment Trust are received sufficiently in advance so that they may be properly incorporated into the Registration Statement prior to the printing of the prospectuses of the Registrant. If the Commission staff’s comments to the registration statement of RS Investment Trust are not received sufficiently in advance, the Registrant will consider such comments during the next annual update of the Registration Statement.

Front Cover of the Prospectus

4.	Comment: Please confirm supplementally that the Funds do not have ticker symbols.

Response: The Registrant confirms that the Funds do not have ticker symbols.

Summary Sections

Investment Objectives

5.	Comment: Please confirm supplementally that the investment objectives presented for the Funds conform to the investment objectives that have been approved by the Board of Trustees of the Registrant.

Response: The Registrant confirms that the investment objectives presented for the Funds conform to the investment objectives that have been approved by the Board of Trustees.

6.	Comment: Please disclose which investment objectives may be changed without shareholder approval and which cannot be changed without shareholder approval.

Response: The section entitled “Additional Information About Principal Risks” states that the Trustees of the Registrant may change the investment objective and the policies of the Funds without a vote of the shareholders unless otherwise specifically stated. None of the Funds’ investment objectives have been designated as fundamental in the Registration Statement.

Annual Fund Operating Expenses Table

7.	Comment: Instruction 3(e) to Item 4 of the Form states that a fund may disclose in the Annual Fund Operating Expenses table net expenses after an expense limitation only if the expense limitation will reduce a fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. Please delete net expense information in the fee tables for any Fund whose expense limitation is not effective for at least one year from the effective date of Amendment No. 13/14.

Response: Each of the Funds that includes net expense information in its fee table is subject to a contractual undertaking by RS Investment Management Co. LLC (“RS Investments”) to maintain the expense limitation through at least April 30, 2012, which is one year from the effective date of the Registration Statement. The statement following the fee tables for these Funds regarding the Board of Trustees’ ability to terminate the expense limitation was intended to be responsive to the last sentence of Instruction 3(e) to Item 4 of the Form, which requires that the Registrant briefly describe who can terminate the arrangement and under what circumstances, and to make clear that RS Investments cannot change its contractual undertaking within the one-year period. This statement has been removed, however, and instead the Registrant has added a statement that the management fee waiver will continue through April 30, 2012, and cannot be terminated by RS Investments prior to that date.

8.	Comment: In the Annual Fund Operating Expenses table, change the caption “Net Expenses” to match the caption suggested by Instruction 3(e) to Item 3 of the Form (“Total annual fund operating expenses after fee waiver [and/or expense reimbursement]”).

Response: The Registrant respectfully submits that the Form does not require a specific caption, and “Net Expenses” is both accurate and consistent with the Form. Also, while Instruction 3(e) to Item 3 provides an example for this row’s caption, it does not make any specific caption mandatory. The instruction says: “The Fund should place these additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as . . . ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]’ . . .” (emphasis added).

Expense Example

9.	Comment: The introductory paragraph to the Expense Example for each Fund with an expense limitation states that the Example assumes that the operating expenses for the Fund through April 30, 2012, are the same as those shown in the Annual Fund Operating Expenses table under “Net Expenses,” and for all subsequent periods are the same as those shown under “Total Annual Fund Operating Expenses.” Please clarify this sentence, since it could be understood to mean the calculation of the Expense Example for the three-year, five-year, and ten-year periods does not include the effect of the expense limitation for the first year on these longer periods.

Response: The sentence has been revised to be consistent with the disclosure required by the Form, as follows:

“This Example also assumes that your investment earns a 5% return each year and that the Fund’s operating expenses remain ~~of the Fund through April 30, 2012, are~~ the same as shown above ~~as those shown above under ‘Net Expenses’ and for all subsequent periods are the same as those shown above under ‘Total Annual Fund Operating Expenses~~.”

Principal Investment Strategies

10.	Comment: Please limit the Principal Investment Strategies section to each Fund’s principal investment strategies only. If a Fund “may” pursue a particular investment strategy but does not intend to pursue the particular strategy normally, please move such disclosure to the section of the prospectus responsive to Item 9(b) of the Form. In general, please consider condensing each Fund’s Principal Investment Strategies section and expanding the section of the prospectuses responsive to Item 9(b).

Response: The Registrant has reviewed the principal investment strategies of the Funds, and, to the extent it has determined that a described strategy was not a principal investment strategy for a Fund, it has moved the description of such strategy from Principal Investment Strategies in the summary section to the section of the prospectus entitled “Additional Information About Investment Strategies and Risks,” which is responsive to Item 9(b).

11.	Comment: Please disclose, if applicable, that a Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions.

Response: The paragraph entitled “Defensive Strategies” in the section entitled “Additional Information About Principal Risks” of each Fund’s prospectus discloses that the Fund may, from time to time, take temporary defensive positions.

Principal Risks

12.	Comment: Please tailor the principal risks of each Fund to the particular investments that such Fund makes.

Response: The Registrant discloses each of the principal investment strategies of the Fund in the Principal Investment Strategies section and then summarizes the principal risks associated with these identified investment strategies, consistent with Item 4(a) of the Form.

13.	Comment: Please remove references to more significant distributions of short-term capital gains to investors as a result of frequent purchases and sales of portfolio securities from the Portfolio Turnover Risk section, because the holders of variable contracts are not generally subject to tax on Fund income.

Response: The requested change has been made, as follows:

Portfolio Turnover Risk

Frequent purchases and sales of portfolio securities may result in higher Series expenses ~~and may result in more significant distributions of short-term capital gains to investors, which are taxed as ordinary income~~.

14.	Comment: Please confirm supplementally that each of the Funds has identified each of its principal risks in the Principal Risks section.

Response: The Registrant confirms that, in its view, the current principal risks of each Fund have been identified in the Principal Risks section.

15.	Comment: For Funds that have Derivatives Risk, consider adding disclosure regarding assets that are segregated in connection with the Funds’ derivative positions.

Response: The prospectus of each Fund that invests in derivatives states, “The Series may be required to segregate certain of its assets on the books of its custodian with respect to derivatives transactions entered into by the Series.”

16.	Comment: Please confirm that the Funds’ derivative disclosures comply with the guidance offered in the July 30, 2010 letter from Barry Miller, associate director in the Commission’s Office of Legal and Disclosure, to the Investment Company Institute (the “ICI Letter”). In particular, please ensure that disclosure related to derivatives is tailored to each specific Fund and that such disclosure is not generic or standardized.

Response: The Registrant believes that the Funds’ derivatives disclosures are appropriate.

Fund Performance

17.	Comment: For Funds that disclose the performance of an index in addition to an appropriate broad-based securities market index, disclose information about the additional index in a narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: Information about the additional index, and information about the Fund’s appropriate broad-based securities market index, has been added to the section of the prospectus entitled “Additional Information About Investment Strategies and Risks.”

Management

18.	Comment: Confirm that the Funds that do not list a sub-adviser do not have a sub-adviser.

Response: The Registrant confirms that the Funds that do not list a sub-adviser do not have a sub-adviser.

19.	Comment: In the section titled “Investment Team,” state the title of the persons listed, if they have titles, as required by Item 5(b) of the Form.

Response: For the Funds that are managed by persons with specific titles, such titles have been included.

Additional Information About Investment Strategies and Risks

20.	Comment: For any Fund that has a policy that permits it to concentrate its investments in a particular industry or group of industries, please disclose this policy in the section entitled “Additional Information About Investment Strategies and Risks.”

Response: The requested change has been made.

21.	Comment: In the section entitled “Note Regarding Percentage Limitations,” please disclose that to the extent that illiquid securities exceed 15% of the Fund’s net assets, the Fund will take steps to get that percentage back below 15%.

Response: The following sentence has been added:

“If at any time RS Investments were to determine that the Series’ illiquid securities exceeded 15% of its net asset value, RS Investments will consider appropriate steps to reduce the percentage as soon as reasonably practicable.”

Buying and Selling Series Shares

22.	Comment: Please disclose when calculations of net asset value are made and disclose that the price at which a purchase or redemption is effected is based on the next calculation of net asset value after the order is placed, as required by Item 11(a)(2) of the Form.

Response: The Registrant respectfully submits that the current disclosure satisfies the requirements of Item 11(a)(2). The section “How Shares Are Priced” contains the required statement of when NAV is calculated (“Shares are valued as of the close of regular trading on the NYSE (generally 4:00 p.m. eastern time) each day the NYSE is open.”). The section “Buying and Selling Series Shares” contains the required statement that the price at which a purchase or redemption is effected is based on the next calculation of NAV after the order was placed (“The Series sells and redeems shares to and from the GIAC separate accounts at the net asset value (“NAV”) next determined after the separate account’s purchase or redemption order is accepted by GIAC on behalf of the Series.”).

However, for purposes of clarity, the sentence in the “Buying and Selling Series Shares” section has been revised as follows:

“The Series sells and redeems shares to and from the GIAC separate accounts at the net asset value (“NAV”) next determined after the separate account’s purchase or redemption order is accepted by GIAC on behalf of the Series. The NAV is determined as of the close of regular trading on the NYSE (generally 4:00 p.m. eastern time) each day the NYSE is open.”

23.	Comment: Revise the fourth bullet of the second paragraph to read: “~~determined~~ permitted by the Securities and Exchange Commission”.

Response: The requested change has been made.

Frequent Purchases and Redemptions

24.	Comment: Please describe the steps the Funds have taken to comply with Rule 22c-2 under the 1940 Act and consider adding additional disclosure regarding the Funds’ policies and procedures with regards to short-term trading.

Response: Pursuant to Rule 22c-2(a)(2)(i), the Trust, on behalf of the Funds, has entered into a shareholder information agreement with The Guardian Insurance & Annuity Company, Inc. (“GIAC”) and RS Investments. In connection with this agreement and Rule 22c-2, RS Investments monitors aggregate cash flows between each Fund and the separate accounts that invest in the Funds shares (currently, all separate accounts of GIAC and its affiliates), and will seek to have GIAC enforce the separate accounts’ policies on excessive short term trading if RS Investments identifies high cash flows relative to the size of an account or other indications that excessive short-term trading may be taking place in a particular account. The Registrant’s disclosure regarding its policies and procedures with regard to short-term trading appears under the section “Frequent Purchases and Redemptions” in the prospectus.

Additional General Requirement

25.	Comment: Throughout the prospectuses and the Statement of Additional Information, the URL provided for where each Fund’s updated performance information, Statement of Addition Information, annual and semiannual reports to shareholders (when available), and periodic disclosure of portfolio holdings can be accessed must be a direct link to those documents.

Response: The requested changes have been made.

26.	Comment: Please confirm that the Registrant will provide the risk/return summary section of the Funds’ prospectuses to the Commission and on the Registrant’s Web sites in interactive data format using the eXtensible Business Reporting Language (“XBRL”).

Response: The Registrant confirms that it will provide the risk/return summary section of the Funds’ prospectuses to the Commission and on the Registrant’s Web sites in interactive data format using XBRL.

RS Large Cap Alpha VIP Series

27.	Comment: To the extent that the Fund has subprime exposure in connection with its investments in REITs, please disclose that exposure.

Response: While the Fund reserves the ability to invest in REITs, investing in REITs is not a principal investment strategy of the Fund, and the Fund currently does not have any REIT investments.

RS Investment Quality Bond VIP Series

28.	Comment: Please consider providing more specific disclosure regarding the Fund’s use of derivatives and the associated risks.

Response: The Registrant respectfully submits that the current disclosure satisfies the requirements of the Form and the ICI Letter.

RS High Yield VIP Series

29.	Comment: Confirm that the Fund’s updated name will appear in the Fund identifier on EDGAR.

Response: The name change will be effective May 1, 2011. The Registrant confirms that it will update the Fund’s name as it appears in the Fund identifier on EDGAR promptly thereafter.

RS Partners VIP Series

30.	Comment: Please delete the footnote to the Average Annual Total Returns table that states that the Fund’s performance for periods prior to October 9, 2006, is that of the predecessor fund, since similar disclosure is provided in the paragraph preceding the bar chart.

Response: The requested change has been made.

31.	Comment: Please confirm that investing in securities of companies that the investment team considers to be principally engaged in natural resources industries is actually a principal investment strategy of the Fund.

Response: The registrant confirms that investing in securities of companies that the investment team considers to be principally engaged in natural resources industries is a principal investment strategy of the Fund.

32.	Comment: Please move the last sentence of the first paragraph in the Principal Investment Strategies section, which states that the Fund is a non-diversified mutual fund, to the Principal Risks section, as required by Item 4(b) of the Form.

Response: The requested change has been made.

33.	Comment: If applicable, please disclose that the Fund is a non-diversified fund because of the Fund’s investments in securities of companies that the investment team considers to be principally engaged in natural resources industries.

Response: The Fund elected to be a non-diversified fund in order to allow the Fund’s investment team to invest the Fund’s assets in a more limited number of issuers than a diversified fund.

RS Emerging Markets VIP Series

34.	Comment: Please consider disclosing, either in response to Item 4 or Item 9 of the Form, specific examples of emerging market countries in which the Fund invests.

Response: The Registrant respectfully declines to list specific examples of emerging market countries in which the Fund invests. The investment sub-sub-adviser to the Fund, Baillie Gifford Overseas Limited (“BG Overseas”), has informed the Registrant that, in BG Overseas’ view, the global emerging market universe is dynamic, and the countries in which BG Overseas would be able to, and choose to, invest in will likely change over time. In BG Overseas’ view, the emerging market universe is not confined to the constituents of a particular index, and a list of countries would only capture the emerging market countries in which the Fund may invest at a point in time rather than over the life of the Fund.

35.	Comment: Please consider disclosing which industries are overweighted relative to the Fund’s benchmark and which industries are underweighted relative to the Fund’s benchmark, as overweighting and underweighting are included as Principal Risks of the Fund.

Response: Although the Fund is likely to be overweighted or underweighted in certain industries from time to time as a result of individual stock investment decisions taken by the Fund, the Fund does not have a strategy of consistently overweighting or underweighting any specific industry or group of industries relative to the Fund’s benchmark, as investment opportunities will change over time from one area of the market to another.

RS Global Natural Resources VIP Series

36.	Comment: In light of the use of the term “global” in the Fund’s name, please consider adopting a policy that the Fund will normally invest at least 40% of the Fund’s assets outside the United States.

Response: The Registrant respectfully declines to make this change. The Registrant respectfully notes that the Principal Investment Strategies section states, “The Series may invest in securities of issuers located anywhere in the world and normally will invest in securities of companies located in at least three countries, which may include the United States.”

RS Low Duration Bond VIP Series

37.	Comment: Please delete the last sentence in the Portfolio Turnover section, which states, “The Series’ portfolio turnover rate reflects, among other things, the effect of the Series’ investments in short-term instruments during periods of significant asset growth over the past year.”

Response: The requested change has been made.

RS Money Market VIP Series

38.	Comment: Please confirm supplementally that Debt Securities Risk is a principal risk of the Fund; please remove Debt Securities Risk if it is not a principal risk of the Fund.

Response: Debt Securities Risk has been revised, in the front and back of the prospectus, respectively, as follows:

~~Debt~~ Money Market Securities Risk

The value of the securities held by the Series ~~a debt security or other income-producing security~~ changes in response to changes in interest rates and depends on the issuer’s credit quality.

~~Debt~~ Money Market Securities Risk

The value of the securities held by the Series ~~a debt security (and other income-producing securities, such as preferred stocks, convertible preferred stocks, equity-linked notes, and interests in income-producing trusts)~~ changes in response to interest rate changes. In general, as interest rates rise, the value of the ~~a debt~~ security is likely to fall. ~~This risk is generally greater for obligations with longer maturities or for debt securities that do not pay current interest (such as zero coupon securities). Debt securities with floating interest rates can be less sensitive to interest rate changes, although, to the extent t~~The Series’ income is based on short-term interest rates that may fluctuate over short periods of time.~~, i~~Income received by the Series may decrease as a result of a decline in interest rates. ~~In response to an interest rate decline, debt securities that provide the issuer with the right to call or redeem the security prior to maturity may be called or redeemed. If a debt security is repaid more quickly than expected, the Series may not be able to reinvest the proceeds at the same interest rate, reducing the potential for gain. When interest rates increase or for other reasons, debt securities may be repaid more slowly than expected. As a result, the maturity of the debt instrument is extended, increasing the potential for loss.~~

Duration is a measure of the expected life of a debt security (including a money market security) that is used to determine the sensitivity of the security’s value to changes in interest rates. Unlike ~~the~~ maturity ~~of a debt security~~, which measures only the time until final payment is due, duration takes into account the time until all payments of interest and principal on a security are expected to be made, including how these payments are affected by prepayments and by changes in interest rates.

The value of a ~~debt~~ money market security also depends on the issuer’s credit quality or ability to pay principal and interest when due. The value of a ~~debt~~ money market security is likely to fall if an issuer or the guarantor of a security is unable or unwilling (or perceived to be unable or unwilling) to make timely principal and/or interest payments or otherwise to honor its obligations or if the ~~debt~~ security’s rating is downgraded by a credit rating agency. The value of a ~~debt~~ money market security can also decline in response to changes in market, economic, industry, political, and regulatory conditions that affect a particular type of ~~debt~~ money market security or issuer or ~~debt~~ money market securities generally.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder

Matthew Gaarder

cc:	Benjamin L. Douglas, RS Variable Products Trust
Timothy W. Diggins, Ropes & Gray LLP
Elizabeth J. Reza, Ropes & Gray LLP